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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:10 31 March 2025

RNS Number : 7904C
Unilever PLC
31 March 2025

TRANSACTIONS IN OWN SECURITIES

31 March 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following n ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	28 March 2025
Number of ordinary shares purchased:	30,000
Highest price paid per share:	GBP 45.8900
Lowest price paid per share:	GBP 45.5500
Volume weighted average price paid per share:	GBP 45.7232

Such purchases form part of the Company's existing share buy-back programme and w pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 62,344,277 of its ordinary share and has 2,506,203,542 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBP)**	**Aggregated volu**
LSE	45.7232	30,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tin
881	45.78	XLON	11
796	45.76	XLON	11
267	45.77	XLON	11
307	45.78	XLON	11
192	45.78	XLON	11
122	45.78	XLON	11
101	45.77	XLON	11
175	45.77	XLON	11
247	45.78	XLON	11
10	45.78	XLON	11
272	45.73	XLON	11
263	45.72	XLON	11
255	45.70	XLON	11
257	45.70	XLON	11
100	45.70	XLON	12

158	45.70	XLON	12
105	45.74	XLON	12
151	45.74	XLON	12
257	45.78	XLON	12
260	45.76	XLON	12
260	45.74	XLON	12
258	45.77	XLON	12
256	45.79	XLON	12
255	45.79	XLON	12
255	45.85	XLON	12
261	45.85	XLON	12
260	45.82	XLON	12
258	45.79	XLON	13
257	45.76	XLON	13
256	45.78	XLON	13
257	45.74	XLON	13
263	45.70	XLON	13
263	45.70	XLON	13
259	45.71	XLON	13
259	45.69	XLON	13
229	45.71	XLON	13
30	45.71	XLON	13
234	45.70	XLON	13
286	45.70	XLON	13
267	45.67	XLON	13
263	45.65	XLON	13
265	45.64	XLON	13
258	45.68	XLON	13
80	45.68	XLON	13
366	45.69	XLON	13
299	45.65	XLON	13
278	45.62	XLON	13
267	45.59	XLON	13
258	45.60	XLON	13
50	45.63	XLON	13
6	45.65	XLON	1
131	45.65	XLON	1
2	45.65	XLON	1

230	45.65	XLON	1
317	45.64	XLON	1
295	45.60	XLON	1
274	45.62	XLON	1
22	45.69	XLON	1
248	45.69	XLON	1
262	45.75	XLON	1
263	45.71	XLON	1
150	45.73	XLON	1
111	45.73	XLON	1
256	45.68	XLON	1
100	45.65	XLON	1
165	45.65	XLON	1
260	45.65	XLON	1
264	45.67	XLON	1
262	45.68	XLON	1
266	45.71	XLON	1
259	45.68	XLON	1
261	45.65	XLON	1
90	45.68	XLON	1
168	45.68	XLON	1
263	45.67	XLON	1
258	45.59	XLON	1
256	45.63	XLON	1
24	45.60	XLON	1
261	45.55	XLON	1
10	45.63	XLON	14
100	45.63	XLON	14
149	45.63	XLON	14
5	45.63	XLON	14
100	45.63	XLON	14
155	45.63	XLON	14
255	45.62	XLON	14
200	45.62	XLON	14
300	45.68	XLON	14
279	45.69	XLON	14
268	45.60	XLON	15
263	45.66	XLON	15

265	45.66	XLON	15
264	45.66	XLON	15
260	45.67	XLON	15
261	45.70	XLON	15
256	45.70	XLON	15
261	45.69	XLON	15
263	45.70	XLON	15
255	45.73	XLON	15
105	45.70	XLON	15
164	45.70	XLON	15
267	45.72	XLON	15
26	45.73	XLON	15
235	45.73	XLON	15
309	45.73	XLON	15
50	45.72	XLON	15
189	45.72	XLON	15
342	45.71	XLON	15
319	45.73	XLON	15
329	45.74	XLON	15
317	45.76	XLON	15
303	45.78	XLON	15
300	45.82	XLON	16
71	45.80	XLON	16
233	45.80	XLON	16
326	45.81	XLON	16
400	45.85	XLON	16
381	45.87	XLON	16
300	45.89	XLON	16
130	45.84	XLON	16
53	45.83	XLON	16
100	45.83	XLON	16
325	45.83	XLON	16
299	45.82	XLON	16
312	45.85	XLON	16
299	45.80	XLON	16
296	45.80	XLON	16
308	45.79	XLON	16
100	45.78	XLON	16
392	45.77	XLON	16
44	45.79	XLON	16

Media Enquiries:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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